Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2010	2009	2008	2007	2006
Earnings as defined:
Pretax income from operations	$126,933	$108,245	$52,769	$55,596	$76,040
Add: Fixed charges	100,518	114,684	74,525	57,247	56,849
Earnings as defined	$227,451	$222,929	$127,294	$112,843	$132,889

Fixed charges:
Interest charges	$63,912	$71,688	$61,090	$55,261	$55,739
Interest component of leases	36,606	42,996	13,435	1,986	1,110
Total fixed charges	$100,518	$114,684	$74,525	$57,247	$56,849
Ratio of earnings to fixed charges	2.3	1.9	1.7	2.0	2.3